

Mail Stop 3720

October 19, 2009

Mr. Neil A. Berkett
Chief Executive Officer
Virgin Media Inc.
909 Third Avenue, Suite 286
New York, NY 10022

> **Re: Virgin Media Inc.**
> **Virgin Media Investment Holdings Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 0-50886 & 333-123959-03**

Dear Mr. Berkett:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director